<Page 1>

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _____)*

                           Core Materials Corporation
                      -------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share

       --------------------------------------------------------------
                       (Title of Class of Securities)

                                   218683100
                               -----------------
                                (CUSIP Number)

                           Robert A. Boardman, Esq.
                   Senior Vice President and General Counsel
                  Navistar International Transportation Corp.
              455 North Cityfront Plaza Drive, Chicago, IL  60611
                                (312) 861-2000
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1996
                       ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

           <Page 2>
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           <Page 3>
                               SCHEDULE 13D

------------------------                          --------------
CUSIP NO. 218683100
------------------------                          --------------
-----------------------------------------------------------------
     NAME OF REPORTING PERSON           Navistar International
1    S.S. OR I.R.S. IDENTIFICATION      Transportation Corp.
     NO. OF ABOVE PERSON

-----------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                            (a) [_]
                                             -------
                                             (b) [X]
-----------------------------------------------------------------
     SEC USE ONLY
3

-----------------------------------------------------------------
     SOURCE OF FUNDS*                             OO (See Item 3)
4

-----------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e) ____          Not Applicable

-----------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
6

-----------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                    7
     SHARES                                            4,264,000
                    ---------------------------------------------
     BENEFICIALLY        SHARED VOTING POWER
                    8
     OWNED BY
                    ---------------------------------------------

           <Page 4>

     EACH                SOLE DISPOSITIVE POWER
                    9
     REPORTING                                         4,264,000
                    ---------------------------------------------
     PERSON              SHARED DISPOSITIVE POWER
                    10
     WITH
-----------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                                     4,264,000

-----------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*
                                                       _____
-----------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                             Approximately 45.0%

-----------------------------------------------------------------
     TYPE OF REPORTING PERSON*                         CO
14
-----------------------------------------------------------------
               *SEE INSTRUCTION BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

           <Page 5>
                               SCHEDULE 13D

------------------------                          --------------
CUSIP NO. 218683100
------------------------                          --------------
-----------------------------------------------------------------
     NAME OF REPORTING PERSON           Navistar International
1    S.S. OR I.R.S. IDENTIFICATION      Corporation -- Solely due
     NO. OF ABOVE PERSON                to indirect ownership
                                        through its wholly-owned
                                        subsidiary, Navistar
                                        International
                                        Transportation Corp.
-----------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                            (a) [_]
                                             -------
                                             (b) [X]
-----------------------------------------------------------------
     SEC USE ONLY
3

-----------------------------------------------------------------
     SOURCE OF FUNDS*                             OO (See Item 3)
4

-----------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e) ____          Not Applicable

-----------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
6

-----------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                    7
     SHARES                             4,264,000 (See Item 5)
                    ---------------------------------------------
     BENEFICIALLY        SHARED VOTING POWER
                    8
     OWNED BY
                    ---------------------------------------------

           <Page 6>

     EACH                SOLE DISPOSITIVE POWER
                    9
     REPORTING                          4,264,000 (See Item 5)
                    ---------------------------------------------
     PERSON              SHARED DISPOSITIVE POWER
                    10
     WITH
-----------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                      4,264,000 (See Item 5)

-----------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*
                                                       _____
-----------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                              Approximately 45.0% (See Item 5)

-----------------------------------------------------------------
     TYPE OF REPORTING PERSON*                         CO
14
-----------------------------------------------------------------
               *SEE INSTRUCTION BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

           <Page 7>

          This Statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("COMMON STOCK"), of Core Materials Corporation, a Delaware corporation (the "COMPANY"), a successor to RYMAC (as defined below). The Company's principal executive offices are located at 100 N. Fourth Street, Suite 813, Steubenville, Ohio 43952.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed jointly pursuant to Rule 13d-(1) (f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Act of 1934, as amended (the "ACT") by each of (i) Navistar International Transportation Corp. ("NAVISTAR"), a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of a holding company, Navistar International Corporation, a corporation organized under the laws of the state of Delaware ("NIC") and (ii) NIC, by virtue of its ownership of all of the common stock of Navistar, NIC and Navistar are collectively referred to herein as the "REPORTING PERSONS." The directors and executive officers of Navistar and NIC, together with the principal occupations or employment, citizenship and business address of each, are listed on Schedule I attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) Navistar and NIC's principal executive offices are located at 455 North Cityfront Plaza Drive, Chicago, Illinois 60611 and the telephone number is (312) 836-2000.

          (c) NIC is a holding company and its principal operating subsidiary is Navistar. Navistar operates in two principal business segments: manufacturing and financial services. Manufacturing operations are responsible for the manufacture and marketing of medium and heavy trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in selected exported markets. The financial services operations consist of Navistar Financial Corporation, its domestic insurance subsidiary and foreign finance and insurance companies. Navistar Financial Corporation's primary business is the retail and wholesale financing of products sold by the manufacturing operations and its dealers within the United States and the providing of commercial physical damage and liability insurance to the manufacturing operations' dealers and retail
           <Page 8>
customers and to the general public through an independent insurance agency system.

          (d)  During the last five years, none of the Reporting
Persons nor, to the best knowledge of such persons, any of the persons listed on Schedule I to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such person, NIC or any of the persons listed on Schedule I to this Statement, was a party to the civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such business was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Navistar and Rymac Mortgage Investment Corporation ("RYMAC") entered into that certain Asset Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of September 12, 1996, and amended as of October 31, 1996 and further amended as of December 16, 1996. The Purchase Agreement contains certain significant conditions to closing the transactions contemplated by the Purchase Agreement, including, without limitation, approval of the stockholders of RYMAC, substantially all of which conditions have now been satisfied as of December 19, 1996. Accordingly, Navistar believes that it may be deemed to be a beneficial owner of the shares of Common Stock covered by this Statement under Rule 13d-3 and, thus, is filing this Statement. The transactions contemplated by the Purchase Agreement (the "ACQUISITION") are scheduled to close effective as of December 31, 1996 (the "CLOSING DATE"). In connection with the closing of the transactions contemplated by the Purchase Agreement, RYMAC's rights and obligations under the Purchase Agreement shall be assigned to and assumed by the Company by operation of law in connection with the merger of RYMAC with and into the Company pursuant to an Agreement and Plan of Merger (the "MERGER AGREEMENT") dated November 1, 1996. The Merger Agreement was also approved by the requisite percentage of stockholders of RYMAC on December 19, 1996.

          Pursuant to the terms of the Purchase Agreement, the Company will acquire substantially all of the assets, properties and business, subject to the assumption of certain liabilities, of Navistar's business conducted at 800 Manor Park Drive, Columbus, Ohio (its "COLUMBUS PLASTICS" business) relating primarily to the manufacture, marketing and sale of fiberglass reinforced parts (the "ASSETS"). In consideration for the Assets, Navistar will receive (i) $25,504,000 payable by the Company in the form of a secured promissory note (the "SECURED NOTE") and (ii) 4,264,000 shares of Common Stock representing approximately 45.0% of the total number of shares of Common Stock issued and outstanding on a fully diluted basis immediately after the

           <Page 9>
Acquisition (the "STOCK ISSUANCE").

          The Purchase Agreement provides that the purchase price paid to Navistar as described above is subject to three different post-closing adjustments as described below:

          First, if Net Tangible Assets as of the Closing Date exceeds Net Tangible Assets as of January 31, 1996, the amount of such excess shall be paid to Navistar, at Navistar's option by (A) the issuance by the Company to Navistar of additional shares of Common Stock (valued, for purposes of this adjustment only, at $2.50 per share), provided that the aggregate amount of shares of Common Stock issued to Navistar by the Company pursuant to this adjustment, together with the shares of Common Stock issued to Navistar in the Stock Issuance, may, subject to the Adjustment Based on Closing Date Ownership described below, not exceed 45% of the total number of shares of Common Stock issued and outstanding on a fully diluted basis, (B) an increase in the principal amount of the Secured Note, or (C) a combination of (A) or (B) above. If Net Tangible Assets on January 31, 1996 exceeds Net Tangible Assets as of the Closing Date, the principal amount of the Secured Note to be delivered at the Closing shall be decreased by the amount of such excess. For purposes hereof, "NET TANGIBLE ASSETS" means, as of the Closing Date, the amount reflected as (Total Assets minus Intangible Assets) minus (Total Liabilities minus Intangible Liabilities) on the Closing Date Balance Sheet (as defined below), and as of January 31, 1996 means the amount reflected as (Total Assets minus Intangible Assets) minus (Total Liabilities minus Intangible Liabilities) on Navistar's books of Columbus Plastics on such date. Within 45 days after the Closing Date, Navistar shall prepare and deliver to the Company based upon the books and records of Columbus Plastics and consistent with past practices, a balance sheet of Columbus Plastics (including footnotes thereto) (the "CLOSING DATE BALANCE SHEET"), as of the Closing Date.

          Next, in the event that at any time within three years prior to the Closing any person or Public Group was a Five Percent Stockholder of the Company and the effect of such Five Percent Stockholder(s), together with the issuance of shares of Common Stock to Navistar pursuant to the terms of the Purchase Agreement, would be to cause a 49 Percentage Point Increase (such event being a "TRIGGERING EVENT"), then the purchase price shall be adjusted, effective as of the Closing, as follows (the "ADJUSTMENT BASED ON CLOSING DATE OWNERSHIP"):
(A) the principal amount of the Secured Note will be increased by an amount equal to the sum of (x) to the extent that Navistar's ownership of Common Stock effective as of the Closing would, on account of the operation of this adjustment, be reduced below 40% of the total shares of Common Stock issued and outstanding as of the effective time of Closing, the product derived by multiplying $7.50 times the total number of Excess Shares (as defined in Clause (B) below) that, if retained by Navistar, would cause Navistar's ownership of Common Stock effective as of the Closing, to equal 40% of the total shares of Common Stock issued and outstanding as of the effective time of Closing plus
(y) the product derived by multiplying the total number of all

           <Page 10>

remaining Excess Shares times $5.00 and, (B) the number of shares of Common Stock to be delivered to Navistar pursuant to the Purchase Agreement shall be reduced by such number of shares (the "EXCESS SHARES") such that the number of shares then deliverable pursuant to the Purchase Agreement when taken together with the ownership changes of all Five Percent Stockholder(s) of the Company within the three year period prior to Closing would be one share short of causing a 49 Percentage Point Increase. For purposes hereof, "FIVE PERCENT STOCKHOLDER" means any Person or Public Group whose ownership in the Company would cause such person or Public Group to be a "5-percent stockholder" of the Company within the meaning of Treasury Regulations
Section 1.382-2T(g) (1) (i) or (ii). "49 PERCENTAGE POINT INCREASE" means an increase of 49 percentage points or more of the Stock (as defined below) of the Company owned by Five Percent Stockholders over the lowest percentage of Stock owned by such 5-percent stockholders at any time during the three-year period preceding the Closing, such determination to be made in accordance with Treasury Regulations
Section 1.382-2T (c) as if the Closing Date were a "testing date." "PUBLIC GROUP" has the meaning set forth in Treasury Regulations
Section 1.382-2T(f) (13). "STOCK" means all classes of stock of the Company, all options (as defined in Treasury Regulations Section 1.382-4 (d) (g)) to acquire stock of the Company that must be treated as exercised pursuant to Treasury Regulation Section 1.382-4 (d) (2) and all other interests that would be treated as stock in the Company pursuant to Treasury Regulations Section 1.382-2T(f) (18) (iii).

          Finally, if the Company's earnings before interest and taxes ("EBIT") for the Company's fiscal year ended December 31, 1997 exceed $6,512,000 ("FORECASTED EBIT"), an amount equal to the product of (x) the excess amount ("1997 EXCESS EBIT") multiplied by (y) 5.55 shall be paid to Navistar by an increase in the principal amount of the Secured Note. If the Company's EBIT for the Company's fiscal year ended December 31, 1998 exceeds Forecasted EBIT, an amount equal to the product of (x) the excess amount ("1998 EXCESS EBIT") less the 1997 Excess EBIT multiplied by (y) 4.50 shall be paid to Navistar by an increase in the principal amount of the Secured Note. If the Company's EBIT for the Company's fiscal year ended December 31, 1999 exceeds the Forecasted EBIT, an amount equal to the product of (x) the excess amount less the 1998 Excess EBIT multiplied by (y) 2.75 shall be paid to Navistar by an increase in the principal amount of the Secured Note. For purposes of this adjustment, the Company's EBIT shall be calculated using the same methodology and based on the same types and categories of expenses as used in the calculation of Forecasted EBIT, and shall expressly exclude any and all other types or categories of expenses. Notwithstanding anything herein to the contrary, the total amount by which the principal amount of the Secured Note may be increased pursuant to this adjustment shall not exceed $24,496,000 in the aggregate. This contingent earn-out adjustment will be accounted for by increasing the amount of the Secured Note and reducing the amount of the Company's retained earnings.

          The Secured Note to be issued pursuant to the Purchase

           <Page 11>

Agreement requires the Company to pay principal installments as follows: (i) within ninety (90) days after the end of each fiscal year during the term of the Secured Note, the Company will pay principal in an amount equal to the amount, if any, by which the total cash and cash equivalents of the Company, as shown on its audited balance sheet and statement of financial condition for the end of each such year, exceed $3,000,000; (ii) in the event the Company obtains, from time to time, any loan, extension of credit or other financial accommodation (other than a revolving line of credit for working capital purposes or loans for project finance use) to refinance the Secured Note, the Company will promptly upon obtaining such loan pay principal in an amount equal to the proceeds of such loan; and (iii) if not paid earlier, the Company shall pay the entire outstanding principal amount of the Secured Note in December 2006. The Secured Note will bear interest at the rate of 8.0% per annum, payable semi-annually on the last business day of each June and December. Among other things, the Secured Note restricts the ability of the Company or any of its subsidiaries to incur additional indebtedness, make investments, pay dividends or make other restricted payments on its capital stock, enter into any merger, consolidation or other extraordinary transactions or sell its assets. The Secured Note will be secured by a first priority lien upon and security interest in all of the Company's assets, and in connection therewith, a mortgage and a security agreement will be executed and delivered by the Company in the favor of Navistar.

          In addition, pursuant to the Secured Note, the Company has covenanted to use reasonable commercial efforts to obtain a Refinancing Loan (as defined below) within six (6) months from the Closing Date in amounts and with terms reasonably satisfactory to the Company and Navistar (or its permitted successors, transferees and assigns). "REFINANCING LOAN" is defined by the Secured Note to mean any loan, extension of credit or other financial accommodation (other than a revolving line of credit for working capital purposes or loans for project finance use) made as of or after the Closing to the Company by a person other than the holder of the Secured Note to refinance and pay indefeasibly in full or in part the outstanding principal amount the Secured Note, and which is secured by the Company's equipment or other assets securing the Secured Note, provided that (i) the proceeds of such loan are disbursed directly to the holder of the Secured Note pursuant to written authorization given by the Company to the person making the loan; and (ii) to the extent such person intends to take a security interest in any of the Company's equipment or other assets, such person has entered into an intercreditor agreement with the holder of the Secured Note in form and substance acceptable to the holder of the Secured Note. In the event that the Company obtains any Refinancing Loan, it will be obligated pursuant to the terms of the Secured Note to pay, promptly upon obtaining such loan, principal on the Secured Note in an amount equal to the proceeds of such loan.

          As a condition to, and simultaneously with, the consummation of the Acquisition, Navistar and the Company shall have entered into a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT").
           <Page 12>

Under the terms of the Registration Rights Agreement, the Company granted to Navistar certain demand and "piggy-back" rights with respect to the registration for sale under the Securities Act of 1933, as amended, of the shares of Common Stock received pursuant to the Purchase Agreement. Navistar shall be entitled to demand two registrations on Form S-1 or any similar long-form registration and an unlimited number of registrations on Form S-2 or S-3 (including shelf registrations pursuant to Rule 415 under the Securities Act) or any similar short-form registrations. In addition, Navistar will be entitled to piggy-back registration rights, provided, however, that if the managing underwriter of an offering advises the Company that the inclusion of such shares of Common Stock would have a material adverse effect on the offering, the Company may reduce the number of shares to be registered in accordance with the priorities set forth in the Registration Rights Agreement. The Company will be required to pay all expenses in connection with any registration, except underwriting discounts and commissions. Pursuant to the Registration Rights Agreement, the Company shall have agreed to indemnify Navistar, its officers, directors, legal counsel, accountants and each person who controls Navistar against all losses, claims, damages, liabilities and expenses caused by (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any violation by the Company of the Securities Act of 1933, as amended, or any regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance.

          As a condition to, and simultaneously with, the consummation of the Acquisition, Navistar and the Company shall have entered into the Comprehensive Supply Agreement (the "SUPPLY AGREEMENT"). Under the terms of the Supply Agreement, for a period of five years, Navistar shall agree to purchase from the Company, and the Company agreed to sell to Navistar, all of Navistar's original equipment and service requirements for fiberglass reinforced parts using the sheet molding composite process for components currently being manufactured by Columbus Plastics as they currently exist and detailed in the Supply Agreement or as they may be improved or modified (if such improvements and modifications are approved by Navistar in writing).

          As a condition to, and simultaneously with, the consummation of the Acquisition, Navistar and the Company shall have also entered into the Transitional Services Agreement (the "TRANSITIONAL SERVICES AGREEMENT"). Under the terms of the Transitional Services Agreement, Navistar will (i) provide internal financial reporting, accounting, budgeting and tax planning and return preparation services and computer services to the Company for a period of one year after the Closing and the Company will pay for such services based on the actual hours incurred, determined based on (a) all compensation costs for direct personnel of Navistar who perform the services, (b) travel expenses

           <Page 13>

(including meals and lodging expenses) and (c) ordinary and necessary business expenses incurred by Navistar and (ii) provide office support services to the Company and procure insurance on the Company's behalf for various periods of time after the Closing depending upon the service (up to a period of three years) and the Company will pay for such services based on the actual hours incurred (determined as provided above) plus the cost to Navistar in providing such services.

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the transaction for which this Statement relates was to facilitate the Acquisition as more fully described in
Item 3.

          Navistar's present intention is to hold the Common Stock for purposes of investment. However, depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares of Common Stock to a third party, ability to dispose of the shares of Common Stock in the market, availability of funds, alternative use of funds and general economic conditions, Navistar may from time to time purchase (to the extent permitted by the constituent documents of the Company) additional securities of the Company or dispose of all or a portion of its investment in the Company. In addition, Navistar may, from time to time, enter into discussions with, and entertain proposals from, investors or other parties that are or may be interested in investing in or acquiring the Company.

          In accordance with the terms of the Purchase Agreement, and pursuant to the Company's constituent documents, from and after the Closing Date and until the first annual meeting of the stockholders of the Company following the Closing Date, the Company's Board of Directors shall be comprised of two representatives designated by Navistar, Thomas M. Hough and Thomas E. Rigsby (the "NAVISTAR DIRECTORS"); two representatives designated by members of RYMAC's Board of Directors prior to the Closing, Richard R. Conte and Malcolm M. Prine (the "COMPANY DIRECTORS"); and one representative mutually satisfactory to Navistar and the Company, Ralph O. Hellmold (the "INDEPENDENT DIRECTOR"). With respect to vacancies on the initial Board of Directors of the Company which exist at any time prior to the first annual meeting of the stockholders of the Company following the Closing Date, the Company Directors shall have all requisite authority to act on behalf of the Company as a special committee of the Board of Directors to fill vacancies created by the resignation or removal of a Company Director, and the Navistar Directors shall have all requisite authority to act on behalf of the Company as a special committee of the Board of Directors to fill vacancies created by the resignation or removal of a Navistar Director. In addition, each member of the Board of Directors of the Company from and after the first annual meeting of the stockholders of the Company shall generally be elected at stockholder meetings by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote

           <Page 14>

on the election of directors. As a result, Navistar will have the power to significantly influence the composition of the Company's Board of Directors and the approval of actions requiring stockholder approval, including (i) amendments to the Company's Certificate of Incorporation and By-laws and (ii) mergers or sales of all or substantially all of the assets of the Company. Furthermore, by virtue of the provision in the Company's Certificate of Incorporation that requires the affirmative vote of the holders of at least 66-2/3% of the then outstanding shares of Capital Stock of the Company entitled to vote generally in the election of directors to approve certain transactions (including mergers and the sale, lease or exchange of substantially all of the Company's assets) Navistar will have the ability to preclude any such transaction regardless of the vote of the other stockholders. In addition, in the Purchase Agreement, the Company has agreed that until March 31, 1997 it will not take certain actions outside the ordinary conduct of the Columbus Plastics business without the prior written consent of Navistar.

          Furthermore, certain provisions of the Company's charter documents may have the effect of deterring a takeover of the Company. These provisions include (i) a requirement that 66-2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors approve certain mergers, sales of assets or other transactions; (ii) limitations on stockholder action by written consent without a meeting and a minimum ownership requirements for stockholders to call special meetings of stockholders of at least 20%; and (iii) the imposition of a supermajority voting requirement to approve any amendment to certain provisions of the Company's Certificate of Incorporation.

          Furthermore, as described in Item 3, the consideration to be paid to Navistar under the Purchase Agreement has been structured such that Navistar should be treated as owning less that 50% of the stock value of the Company. If the consideration paid to Navistar results in Navistar owning more than 50% of the stock value of the Company or results in Navistar and certain stockholders of the Company owning more than 50% of the stock value of the Company then a change in control will occur for purposes of Code Section 382 (a "CHANGE IN CONTROL").
If a Change in Control occurs, the Company's ability to utilize the net operating losses of the Company will be severely restricted. As described in Item 3, the Purchase Agreement contains certain adjustments to the amount of Common Stock that Navistar can receive that are designed to prevent the consideration paid to Navistar from resulting in a Change in Control. In addition, the Certificate of Incorporation of the Company contains certain restrictions on share ownership to prevent a Change in Control that would generally prohibit transfers of Common Stock under circumstances which would cause a person to hold a Prohibited Ownership Percentage or would increase the ownership percentage of a person who has held a Prohibited Ownership Percentage within three years prior to the proposed transfer. The "PROHIBITED OWNERSHIP PERCENTAGE" is defined by references to complex federal tax laws and regulations, but generally means ownership of 4.5%
           <Page 15>

or more (based on value) of the Company's capital stock. The prohibited transfer provision contained in the Company's Certificate of Incorporation generally would preclude the acquisition of Common Stock by a person who would hold a Prohibited Ownership Percentage and would require the immediate sale of shares purported to have been acquired by such person. The prohibited transfer provision contained in the Company's Certificate of Incorporation may adversely affect the marketability of Common Stock by discouraging potential investors from acquiring stock of the Company, and could have the effect of impeding an attempt for a person to acquire a significant or controlling interest in the Company.

          Except as otherwise described in Item 3 (including, without limitation, the agreements and instruments described therein) and this
Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule I to this Statement, has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may further impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system

           <Page 16>

          of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Navistar shall directly beneficially own an aggregate of 4,264,000 shares of Common Stock, constituting approximately 45.0% of the outstanding shares of Common Stock. By virtue of its ownership of all of the outstanding common stock of Navistar, NIC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Navistar. The filing of this Statement by Navistar and NIC shall not be construed as an admission that NIC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

     (b) Navistar shall have the sole power to dispose of and vote all such shares described in clause (a) above. By virtue of its ownership of all of the outstanding common stock of Navistar, NIC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Navistar. The filing of this Statement by Navistar and NIC shall not be construed as an admission that NIC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

     (c) Except for the Acquisition described in Item 3, and except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I to this Statement, has effected a transaction in shares of Common Stock during the past 60 days.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by Navistar.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as otherwise set forth in this Statement, to the best

           <Page 17>

knowledge of the Reporting Persons, no contracts, arrangements, understanding or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Asset Purchase Agreement, as amended by Amendment No.1 to Asset Purchase Agreement (incorporated herein by reference to Annex I to the Proxy Statement and Prospectus included in Form S-4 filed with the Securities and Exchange Commission by the Company on November 8,
1996).

Exhibit 7.02   Amendment No. 2 to the Asset Purchase Agreement.

Exhibit 7.03 Form of Secured Note (incorporated herein by reference to Annex II to the Proxy Statement and Prospectus included in Form S-4 filed with the Securities and Exchange Commission by the Company on November 8, 1996, which Annex II contains the form of Secured Note to be executed and delivered by the Company in favor of Navistar).

Exhibit 7.04 Merger Agreement (incorporated herein by reference to Annex IV to the Proxy Statement and Prospectus included in Form S-4 filed with the Securities and Exchange Commission by the Company on November 8, 1996 which Annex IV contains the Agreement and Plan of Merger executed and delivered by the parties thereto).

Exhibit 7.05 Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10-D of Form S-4 filed with the Securities and Exchange Commission by the Company on November 8, 1996 which Exhibit 10-D contains the form of Registration Rights Agreement to be executed and delivered by the parties thereto).

Exhibit 7.06   Agreement regarding the joint filing of Schedule 13D.

          The foregoing description of the Purchase Agreement, including the amendments thereto, the Secured Note, the Merger Agreement, and the Registration Rights Agreement contained in this Statement are each qualified in their entirety by reference to copies of such agreements or, where appropriate, the forms of such agreements), which are (or the forms of which are) included herein as Exhibits 7.01, 7.02, 7.03, 7.04, and 7.05, respectively, and are specifically incorporated herein by reference.

           <Page 18>

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              NAVISTAR INTERNATIONAL
                              TRANSPORTATION CORP.


December 19, 1996             By:  /s/  THOMAS M. HOUGH
-----------------                  ------------------------------
      Date                         Thomas M. Hough
                                   Vice President and Treasurer


                              NAVISTAR INTERNATIONAL CORPORATION


                              By:  /s/  THOMAS M. HOUGH
                                   ------------------------------
                                   Thomas M. Hough
                                   Vice President and Treasurer

           <Page 19>
                            SCHEDULE I

          Set forth below are the names and present principal occupation or employment of each of the directors and executive officers of Navistar and NIC. Except as otherwise indicated, all of the persons listed below (i) are United States citizens and (ii) have as their business address c/o Navistar International Transportation Corp., 455 North Cityfront Plaza Drive, Chicago, Illinois 60611.

                DIRECTORS AND OFFICERS OF NIC


NAME                 TITLE                     PLACE OF BUSINESS

Directors:
John R. Horne        Chairman,            Navistar International Corp.
                     President and CEO    455 N. Cityfront Plaza Drive
                                          Chicago, IL  60611

Robert C. Lannert    Executive V.P. and   Navistar International Corp.
                     Chief Financial      455 N. Cityfront Plaza Drive
                     Officer              Chicago, IL  60611

William F. Andrews   Chairman             Schrader-Bridgeport Int'l. Inc.
                                          2215 Sanders Road, Suite 375
                                          Northbrook, IL  60062

Andrew F. Brimmer    President            Brimmer & Company, Inc.
                                          4400 MacArthur Boulevard, N.W.
                                          Washington, D.C.  20007

Richard F. Celeste   Managing General     Celeste & Sabety Ltd.
                     Partner              240 North 5th St., Suite 380
                                          Columbus, OH  43215

John D. Correnti     CEO, President       NUCOR Corp.
                     and Vice Chairman    2100 Rexford Road
                                          Charlotte, NC  28211

James C. Cotting     Retired              417 Dana Lane
                                          Barrington Hills, IL  60010

William C. Craig     Retired              250 Lakeshore
                                          Brooklyn, MI  49230

Jerry E. Dempsey     Chairman of the      PPG Industries, Inc.
                     Board & CEO          One PPG Place
                                          Pittsburgh, PA  15272

           <Page 20>

John F. Fiedler      Chairman and CEO     Borg-Warner Automotive, Inc.
                                          200 S. Michigan Avenue
                                          Chicago, IL  60604

Mary Garst           Manager,             Garst Company
                     Cattle Division      218 South Fifth Avenue
                                          Coon Rapids, IA  50058

Michael N. Hammes    Chairman and CEO     The Coleman Company, Inc.
                                          1526 Cole Blvd., Bldg. 3
                                          Golden, CO  80401

Walter J. Laskowski  International V.P.   International Union - UAW
                                          8000 East Jefferson Avenue
                                          Detroit, MI  48214

William F. Patient   Chairman of the      The Geon Company
                     Board, President     One Geon Center
                     & CEO                Avon Lake, OH  44012-0122

Officers:

John R. Horne        Chairman,
                     President and CEO

Donald DeFosset, Jr. Executive V.P.
                     President,
                     Truck Group

Robert C. Lannert    Executive V.P.
                     and Chief Financial
                     Officer

Robert A. Boardman   Senior V.P.
                     and General Counsel

Thomas M. Hough      Vice President
                     and Treasurer

James Steven Keate   Vice President
                     & Controller

           <Page 21>

                    DIRECTORS AND OFFICERS OF NAVISTAR

NAME                 TITLE                PLACE OF BUSINESS

Directors:
John R. Horne        President and CEO    Navistar International
                                          Transportation Corp.
                                          455 N. Cityfront Plaza Drive
                                          Chicago, IL 60611

Robert C. Lannert    Executive V.P. &     Navistar International
                     Chief Financial      Transportation Corp.
                     Officer              455 N. Cityfront Plaza Drive
                                          Chicago, IL 60611

Officers:

John R. Horne        President and CEO

Donald DeFosset, Jr. Executive V.P.
                     President, Truck
                     Group

Robert C. Lannert    Executive V.P. &
                     Chief Financial
                     Officer

John J. Bongiorno    Group VP             Navistar Financial Corporation
                     General Mgr.,        2850 Golf Road
                     Financial Services   Rolling Meadows, IL 60008

David J. Johanneson  Group VP,
                     Truck Businesses


James T. O'Dare, Jr. Group VP,
                     Truck Sales &
                     Distribution

Daniel C. Ustian     Group VP,            Navistar International
                     General Manager,     Transportation Corp.
                     Engine and Foundry   10400 West North Avenue
                                          Melrose Park, IL 60160

Dennis W. Webb       Group VP,
                     International
                     Operations &
                     Business Development


           <Page 22>

Robert A. Boardman   Senior V.P. &
                     General Counsel

J. V. Thompson       Senior V.P.,
                     Employee Relations
                     & Administration

Thomas M. Hough      V.P. & Treasurer

James L. Simonton    V.P.,                Navistar International
                     Materials Management Transportation Corp.
                                          Five Westbrook Corp. Center
                                          Westchester, IL  60158

James Steven Keate   V.P. & Controller

Thomas E. Rigsby     V.P., Truck          Navistar International
                     Manufacturing        Transportation Corp.
                                          4949 Urbana Road
                                          Springfield, OH 45502

Dean P. Stanley      V.P., Quality
                     Management &
                     Technology

Brian B. Whalen      V.P., Public Affairs


           <Page 23>

                                                             Exhibit 7.02


SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT


     This Second Amendment to Asset Purchase Agreement (this "Second Amendment") dated as of the 16th day of December, 1996, by and between RYMAC Mortgage Investment Corporation, a Maryland Corporation ("Buyer") and Navistar International Transportation Corp., a Delaware corporation ("Seller");

W I T N E S S E T H:

     WHEREAS, Buyer and Seller entered into a certain Asset Purchase Agreement dated as of September 12, 1996, and entered into a First Amendment thereto dated as of October 31, 1996, (as so amended, the "Agreement"), regarding the sale by Seller to Buyer of certain assets of Seller's Columbus Plastics Operation located at 800 Manor Park Drive, Columbus, Ohio;

     WHEREAS, Buyer and Seller desire to amend the Agreement as hereinafter set forth;

     NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Agreement as follows, said provisions to control whenever inconsistent with the original provisions of the Agreement, and the capitalized terms herein shall have the same meaning as set forth in the Agreement unless stated otherwise herein:

     1. Section 6(b)(i) of the Agreement is hereby amended by deleting the reference to "50,000,000" in the first sentence and replacing it with "20,000,000".

     2. With respect to Section 3(a)(x) of the Agreement, Buyer hereby agrees to waive the condition to Closing which would require Seller to have the Plastics Business's pro forma balance sheet as of January 31, 1996 audited.

     3. The product descriptions and prices described in Schedule A hereto are hereby inserted at the end of Exhibit A to the Supply
Agreement attached as Exhibit C to the Agreement.
     4. Except as herein expressly set forth, all other provisions of the Agreement shall remain unmodified and in full force and effect.

           <Page 24>

     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the date first written above.


                               NAVISTAR INTERNATIONAL
                               TRANSPORTATION CORP.


                               By:\s\ THOMAS M. HOUGH______
                               Name:  Thomas M. Hough
                               Title:  Vice President and Treasurer


                                  RYMAC MORTGAGE INVESTMENT
                                  CORPORATION


                                  By:   \s\ RICHARD R. CONTE_________
                                       Name:  Richard R. Conte
                                       Title:  Chief Executive Officer

           <Page 25>

                                                          Exhibit 7.06



AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
________________________



The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:    December 19, 1996          NAVISTAR INTERNATIONAL
                                     TRANSPORTATION CORP.


                                     By: \s\ Thomas M. Hough_______
                                     Its Vice President and Treasurer


                                     NAVISTAR INTERNATIONAL
                                     CORPORATION


                                     By: \s\ Thomas M. Hough________
                                     Its Vice President and Treasurer